UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. )*

ProMIS Neurosciences Inc.
(Name of Issuer)

Common Shares, no par value per share
 (Title of Class of Securities)

74346M406
(CUSIP Number)

August 23, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346M406	13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 1,852,518 (*)
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 1,852,518 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,518 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 8,579,284 Common Shares outstanding as of August 14, 2023 (as provided by the Issuer in its Form 10-Q for the Quarterly Period Ended June 30, 2023, as filed with the Securities and Exchange Commission (the "SEC") on August 14, 2023), 9,945,969 Common Shares sold by the Issuer to certain PIPE investors (as provided by the Issuer in its Current Report on Form 8-K filed with the SEC on August 22, 2023) and 18,476 pre-funded warrants beneficially owned by the Reporting Persons as described in Item 4(a), with each warrant currently exercisable into one Common Share.

CUSIP No. 74346M406	13G	Page 3 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 1,852,518 (*)
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 1,852,518 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,518 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 8,579,284 Common Shares outstanding as of August 14, 2023 (as provided by the Issuer in its Form 10-Q for the Quarterly Period Ended June 30, 2023, as filed with the SEC on August 14, 2023), 9,945,969 Common Shares sold by the Issuer to certain PIPE investors (as provided by the Issuer in its Current Report on Form 8-K filed with the SEC on August 22, 2023) and 18,476 pre-funded warrants beneficially owned by the Reporting Persons as described in Item 4(a), with each warrant currently exercisable into one Common Share.

CUSIP No. 74346M406	13G	Page 4 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 1,852,518 (*)
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 1,852,518 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,518 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 8,579,284 Common Shares outstanding as of August 14, 2023 (as provided by the Issuer in its Form 10-Q for the Quarterly Period Ended June 30, 2023, as filed with the SEC on August 14, 2023), 9,945,969 Common Shares sold by the Issuer to certain PIPE investors (as provided by the Issuer in its Current Report on Form 8-K filed with the SEC on August 22, 2023) and 18,476 pre-funded warrants beneficially owned by the Reporting Persons as described in Item 4(a), with each warrant currently exercisable into one Common Share.

Item 1. (a)	Name of Issuer:

ProMIS Neurosciences Inc.

(b)	Address of Issuer's Principal Executive Offices:

Suite 200, 1920 Yonge Street, Toronto, Ontario M4S 3E2

Item 2. (a)	Name of Person Filing:

Sphera Funds Management Ltd.

Sphera Global Healthcare GP Ltd.

Sphera Global Healthcare Management LP

(b)	Address of Principal Business Office:

Sphera Funds Management Ltd. – 4 Itzak Sade, Building A, 29th Floor, Tel Aviv 6777504, Israel

Sphera Global Healthcare GP Ltd. – 4 Itzak Sade, Building A, 29th Floor, Tel Aviv 6777504, Israel

Sphera Global Healthcare Management LP – 4 Itzak Sade, Building A, 29th Floor, Tel Aviv 6777504, Israel

(c)	Citizenship:

Sphera Funds Management Ltd. – Israel

Sphera Global Healthcare GP Ltd. – Israel

Sphera Global Healthcare Management LP – Israel

(d)	Title of Class of Securities:

Common Shares, no par value per share

(e)	CUSIP Number:

74346M406

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein by Sphera Funds Management Ltd., Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP are beneficially owned as follows:

•
372,340 Common Shares representing a total of 2.01% of the total Common Shares outstanding are held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management LP (the "Management Company").

•
1,461,702 Common Shares and 18,476 pre-funded warrants, with each warrant currently exercisable into one Common Share, together representing a total of 7.98% of the total Common Shares outstanding, are held directly by Sphera Biotech Master Fund, L.P., which has delegated its investment management authority to the Management Company.

The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., the shares of which are owned 90% by Sphera Funds Management Ltd.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2023

Sphera Funds Management Ltd. /s/ Adi Hanetz By: Adi Hanetz Title: General Counsel

Sphera Global Healthcare GP Ltd. /s/ Adi Hanetz By: Adi Hanetz Title: General Counsel

Sphera Global Healthcare Management LP /s/ Adi Hanetz By: Adi Hanetz Title: General Counsel

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons